Exhibit (d)(22)(i)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of June 22, 2007 (“Amendment No. 1”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and JPMorgan Investment Management Inc., a Delaware corporation (the “Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement, dated as of December 17, 2004 (“Agreement”), for the AXA Premier VIP Trust (“Trust”) as follows:

1. Removed Portfolio. All references to the AXA Enterprise Multimanager International Equity Fund of the AXA Enterprise Multimanager Funds Trust are hereby removed.

2. Name Change. The name of the AXA Premier VIP International Equity Portfolio is changed to the Multimanager International Equity Portfolio.

3. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser for the Multimanager International Equity Portfolio of the Trust.

4. Appendix A. Appendix A to the Agreement setting forth the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		JPMORGAN INVESTMENT MANAGEMENT, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Danielle K. Azua
	Steven M. Joenk	Name:	Danielle K. Azua
	Senior Vice President	Title:

APPENDIX A

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

Portfolio	Annual Advisory Fee Rate**
Multimanager International Equity Portfolio*	0.45% of the JPM Allocated Portion’s average daily net assets up to and including $50 million; 0.40% of the JPM Allocated Portion’s average daily net assets in excess of $50 million up to and including $300 million; and 0.35% of the JPM Allocated Portion’s average daily net assets in excess of $300 million

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “JPM Allocated Portion.”
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to the JPM Allocated Portion is the portion of the daily advisory fee for the Portfolio equal to the JPM Allocated Portion’s net assets relative to the aggregate net assets of the Portfolio, including the JPM Allocated Portion used in fee calculation.